                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark one)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999


                                       OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                               ------------    ----------


                         Commission file number 1-12981




                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
AMETEK 401(K) Plan for Acquired Businesses


We have audited the accompanying statement of financial condition of the AMETEK 401(K) Plan for Acquired Businesses as of December 31, 1999, and the related statement of income and changes in plan equity for the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK 401(K) Plan for Acquired Businesses at December 31, 1999, and the income and changes in plan equity for the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                              /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 7, 2000

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                        STATEMENT OF FINANCIAL CONDITION
                                December 31, 1999

---------------------------------------------------------------------------------------------------------------------------
                                                 FIXED                                                COMMON
                                                INCOME      BALANCED      EQUITY          LOAN         STOCK        TOTAL
                                                 FUND         FUND         FUND          ACCOUNT        FUND
---------------------------------------------------------------------------------------------------------------------------

ASSETS
     Investments at fair value:
        Guaranteed Investment Contracts      $  293,530    $       --    $       --    $       --     $    --    $  293,530
        Vanguard Group of Mutual Funds          674,428     1,730,841     2,957,043            --          --     5,362,312

                                             ------------------------------------------------------------------------------
        Total Investments                       967,958     1,730,841     2,957,043            --          --     5,655,842

     Receivables:
        Employee contributions                    6,031        22,237        48,147            --          --        76,415
        Employer contributions                    2,790         9,408        19,089            --          --        31,287
        Loans to participants                        --            --            --       360,413          --       360,413
     Interfund accounts                             742         1,706         2,276        (4,724)         --            --

                                             ------------------------------------------------------------------------------
        Total Assets                         $  977,521    $1,764,192    $3,026,555    $  355,689     $    --    $6,123,957
                                             ==============================================================================

LIABILITIES AND PLAN EQUITY

     Plan equity                             $  977,521    $1,764,192    $3,026,555    $  355,689     $    --    $6,123,957
                                             ------------------------------------------------------------------------------
        Total liabilities and plan equity    $  977,521    $1,764,192    $3,026,555    $  355,689     $    --    $6,123,957
                                             ==============================================================================






                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                         FIXED                                                 COMMON
                                                        INCOME    BALANCED          EQUITY         LOAN         STOCK       TOTAL
                                                         FUND       FUND             FUND         ACCOUNT       FUND
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
         Employee                                   $    51,823  $   184,623     $   360,337   $        --     $   --   $   596,783
         Employer                                        25,489       82,186         151,091            --         --       258,766
         Rollovers from other plans                     912,986    1,479,842       2,300,931       355,540         --     5,049,299

                                                    -------------------------------------------------------------------------------
            Total Contributions                         990,298    1,746,651       2,812,359       355,540         --     5,904,848
                                                    -------------------------------------------------------------------------------

     Investment Income:
         Interest and dividends                          23,335       62,198         101,537         6,798         --       193,868
         Net realized and unrealized gain (loss)
              on investments                             (4,668)      (9,169)        123,047            --         --       109,210

                                                    -------------------------------------------------------------------------------
            Total Investment Income                      18,667       53,029         224,584         6,798         --       303,078
                                                    -------------------------------------------------------------------------------

            Total Contributions and
                                                    -------------------------------------------------------------------------------
               Investment Income                      1,008,965    1,799,680       3,036,943       362,338         --     6,207,926
                                                    -------------------------------------------------------------------------------

DEDUCTIONS
     Withdrawals and terminations                       (15,535)     (10,671)        (57,763)           --         --       (83,969)
     Net interfund transfers                            (15,909)     (24,817)         47,375        (6,649)        --            --

                                                    -------------------------------------------------------------------------------
            Total Deductions                            (31,444)     (35,488)        (10,388)       (6,649)        --       (83,969)
                                                    -------------------------------------------------------------------------------

Increase in plan equity                                 977,521    1,764,192       3,026,555       355,689         --     6,123,957

Plan equity at beginning of period                           --           --              --            --         --            --

                                                    -------------------------------------------------------------------------------
Plan equity at end of period                        $   977,521  $ 1,764,192     $ 3,026,555   $   355,689     $   --   $ 6,123,957
                                                    ===============================================================================


                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



1.   DESCRIPTION OF THE PLAN

The AMETEK 401(K) Plan for Acquired Businesses ("the Plan") was established on May 1, 1999 for the benefit of eligible employees of businesses acquired by AMETEK, Inc.

The following brief description of the Plan provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, which provides eligible employees of businesses acquired by AMETEK, Inc. ("AMETEK", or "the Company"), an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in both their contributions to the Plan and in Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees, and certain other limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 6% of the participants' compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation

Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.   INVESTMENT PROGRAMS

At December 31, 1999, the assets of the Plan were held in a trust administered by the Vanguard Fiduciary Trust Company.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs as of December 31, 1999:

(a) The Fixed Income Funds:

    The Fixed Income Funds are comprised of the Vanguard Retirement Savings Trust, which invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard Funds: a Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                         Balance at
                                                       December 31,1999
                                                       ----------------

The Vanguard Retirement Savings Trust (1)                $293,530
Money Market Mutual Fund*                                 505,362
Vanguard Total Bond Market Index Fund (cost $173,047)     169,066
                                                         --------
     Total Fixed Income Fund investments                 $967,958
                                                         ========


        *At December 31, investment represents 5% or more of the fair value of the Plan's net assets.

    (1) Includes synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust. Also includes a short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

    Income on the GICs is earned at interest rates ranging from 5.0% to 8.0% for the period ended December 31, 1999. Variable-rate contracts are reset quarterly, but will not fall below zero. Contracts with fixed rates of interest through maturity also ranged between 5.0% and 8.0% for the Plan period ended December 31, 1999. The weighted average crediting interest rate for the Vanguard Retirement Savings Trust was approximately 5.9% for 1999. The average yield for all investments within the Fixed Income Fund was 4.8% for the Plan period ended December 31, 1999, net of investment expenses.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

3.  INVESTMENT PROGRAMS (continued)

(b) The Balanced Funds:

    Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

        1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

        2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.

At December 31, 1999, the investments of the Balanced Funds consisted of the following:

            ----------------------------------------------------------------------------------
                                                      Number of        Cost           Market
                                                        Shares                         Value
            ----------------------------------------------------------------------------------
            Vanguard LifeStrategy Growth Funds*           73,991      $1,277,730     $1,312,238
            -----------------------------------------------------------------------------------
            Vanguard Wellington Fund*                     14,972         463,585        418,603
            -----------------------------------------------------------------------------------
               Total Balanced Funds                       88,963      $1,741,315     $1,730,841
            -----------------------------------------------------------------------------------


    *At December 31, investment represents 5% of more of the fair value of the Plan's net assets.

(c) The Equity Funds:

    The Equity Funds are comprised of the Vanguard Group of Equity Funds, consisting of the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard Small-Cap Index Fund, the Vanguard International Growth Fund, and the Vanguard 500 Index Fund. The Vanguard funds seek long-term capital appreciation by investing in a wide range of worldwide stocks and other types of investments.

    All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds have significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

    At December 31, 1999, the investments of the Equity Fund consisted of the following:

   ------------------------------------------------------------------------
                                        Number          Cost       Market
                                         of                        Value
                                        Shares
   ------------------------------------------------------------------------
   Vanguard Group of Equity Funds:
   -----------------------------------------------------------------------
   Vanguard Windsor II Fund              8,106    $  242,659    $  202,416
   -----------------------------------------------------------------------
   Vanguard PRIMECAP Fund*              15,655       911,385       971,687
   -----------------------------------------------------------------------
   Vanguard Int'l Growth Fund            4,633        93,493       104,194

   -----------------------------------------------------------------------
   Vanguard Small-Cap Index Fund         1,464        33,821        34,557
   -----------------------------------------------------------------------
   Vanguard 500 Index Fund*             12,149     1,554,639     1,644,189
   -----------------------------------------------------------------------
      Total Equity Funds                42,007    $2,835,997    $2,957,043
   -----------------------------------------------------------------------



    *At December 31, investment represents 5% of more of the fair value of the Plan's net assets.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


3.   INVESTMENT PROGRAMS (continued)

(d)      The Common Stock Fund:

         The AMETEK Stock Fund is an additional investment option for plan participants. At December 31, 1999, there were no assets invested in the Common Stock Fund, which invests in AMETEK Inc. common stock. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

There were approximately 400 participants in the Plan at December 31, 1999. Participants generally invest in more than one fund.

4.   LOAN ACCOUNTS RECEIVABLE

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 1999 ranged between 7.25% and 10%.

5.  NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income at December 31, 1999 are as follows:

                     ---------------------------------------------------------

                     ---------------------------------------------------------
                     Fixed Income Fund
                     Realized loss                                       ($687)
                     Change in net unrealized loss                      (3,981)
                                                                       -------
                     Total Fixed Income Fund                            (4,668)
                                                                       -------
                     Balanced Fund
                     Realized gain                                       1,305
                     Change in net unrealized loss                     (10,474)
                                                                       -------
                     Total Balanced Fund                                (9,169)
                                                                       -------
                     Equity Fund
                     Realized gain                                       2,001
                     Change in net unrealized gain                     121,046
                                                                       -------
                     Total Equity Fund                                 123,047
                                                                       -------
                     Total net realized and unrealized gain
                           included in investment income              $109,210
                                                                       =======
                     ---------------------------------------------------------

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

5.  NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (continued)

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                                   -------------------------------------------------------------------
                                     Fixed Income        Balanced           Equity            Total
                                         Fund              Fund              Fund
------------------------------------------------------------------------------------------------------
Balance December 31, 1998             $     --          $     --          $     --         $     --
Change for the year 1999                (3,981)          (10,474)          121,046          106,591
                                      --------          --------          --------         --------
Balance December 31, 1999             $ (3,981)         $(10,474)         $121,046         $106,591
                                      ========          ========          ========         ========

6.  FEDERAL INCOME TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401 of the Internal Revenue Code, and would, therefore, be exempt from federal income tax. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from Federal income tax.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made.


7.  EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan year ended December 31, 1999, the Company elected to pay such expenses directly.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

8.      DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 1999, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 1999 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported as liabilities on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.

                                              -------------------------------------------------------------------------
                                                   Fixed
                                                   Income       Balanced        Equity            Loan            Total
                                                   Fund           Fund           Fund           Account            Fund
-----------------------------------------------------------------------------------------------------------------------
Plan Equity
     December 31, 1999:
          Plan equity reported in the         $977,521        $1,764,192      $3,026,555      $355,689        $6,123,957
             financial statements
          Amounts owed to former
             participants                       (2,107)           (3,455)         (8,472)           --           (14,034)
                                              --------        ----------      ----------      --------        ----------


          Plan equity (net assets)
             reported on Form 5500            $975,414        $1,760,737      $3,018,083      $355,689        $6,109,923
                                              ========        ==========      ==========      ========        ==========

Withdrawals and Terminations
Year ended December 31, 1999:
     Withdrawals and terminations
     reported in the financial
     statements                               $ 15,535        $   10,671      $   57,763      $     --        $   83,969
     Add:  Amounts owed to
        former participants at
        December 31, 1999                        2,107             3,455           8,472            --            14,034
                                              --------        ----------      ----------      --------        ----------

     Payments to provide benefits
      Reported on Form 5500                   $ 17,642        $   14,126      $   66,235      $     --        $   98,003
                                              ========        ==========      ==========      ========        ==========

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The AMETEK 401(K) Plan
                                               for Acquired Businesses
                                               -----------------------
                                                 (Name of Plan)


Dated:  June 26, 2000                 By:     /s/ John J. Molinelli
                                              ------------------------
                                                  John J. Molinelli, Member,
                                                  Administrative Committee

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                                  EXHIBIT INDEX


 Exhibit Number            Description
 --------------            -----------

       23                  Consent of Independent Auditors